SHIN CORPORATION

04010294

February 24, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

MAR - 3 2004

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 020/2004**

  Subject: Clarification on the news

  Date: February 24, 2003

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 3/4

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
February 24, 2004

SH 020/2004

February 24, 2004

Subject: Clarification on the news

To: The President
The Stock Exchange of Thailand

As per Matichon newspaper on Feb 23, 2004 released that Shin Corporation Group will invest in Mass Communications Organization of Thailand (MCOT).

The Company would like to clarify that Shin Corporation Group has not any policy to invest in MCOT.

SHIN CORPORATION

February 26, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 023/2004**

  Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 1/2004 (SHIN-W1).

  Date: February 24, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
February 26, 2004

SH 023/2004

February 26, 2004

Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 1/2004 (SHIN-W1).

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited has issued and offered warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during 20-22 May 2002. The right to exercise SHIN-W1 can be exercised on the last working day of August, November, February, and May. The Company would like to inform the details concerning the exercise of SHIN-W1 No.1/2004 to purchase ordinary shares of the Company as follows:

1. Period for notifying the exercise of SHIN-W1 No.1/2004
   Date: February 20-26, 2004
   Time: 8.30 a.m. - 3.30 p.m.

2. Exercise date
   Date: February 27, 2004
   Time: 8.30 a.m. - 3.30 p.m.

3. Exercise ratio and Exercise price
   Exercise ratio: 1 unit of warrants for 1 ordinary share
   Exercise price: Baht 20.50 per share

4. Documents required to be submitted:
   4.1 Completed warrant exercise forms;
   4.2 Warrant certificate or temporary warrant certificate (for holders of scriptless warrant);
   4.3 Cash, cheque, or bank draft order collectible within Bangkok Metropolitan payable to "Account for subscription of ordinary shares of Shin Corporation Public Company Limited";
   4.4 Other supporting documents:-
      1. For Natural Persons - Certified true copy of the identification card or passport.
      2. For Juristic Persons incorporated in Thailand - Certified true copy of Certificate of Incorporate issued by the Ministry of Commerce (not exceed 3 months) which is certified by authorized directors, including certified true copy of authorized directors' identification card or passport.
      3. For Juristic Persons incorporated outside Thailand - Certified true copy of the Memorandum of Association Articles of Association and the Company certificate (not exceeding 3 months), certified by authorized directors, including certified true copy of authorized directors' identification card or passport. In addition, all documents mentioned above must be notarized by a Notary Public and authenticated by a Thai Consul;
   4.5 Power of Attorney affixed with stamp duty (if any).

5. Contact Place
   Shin Corporation Public Company Limited
   Group Compliance Department, 13th floor Shinawatra Tower I
   414 Phahon Yothin Road, Samsen Nai,
   Phayathai, Bangkok 10400
   Tel. 02-299-5226, 02-299-5221

   The exercise of SHIN-W1 of foreign warrant holders is subject to a provision of foreign holding limitation in accordance with articles of association of the Company clause 11 (currently as limited up to 47.20% of the total issued shares).

   Please see details and other conditions in the prospectus of the offering of debentures and warrants (Clause 3.2) or at www.sec.or.th.

SHIN
CORPORATION

February 24, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 018/2004**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No.2/2004 regarding on issuance of the Employee Stock Option Plan (ESOP) Grant III, Dividend Payment and schedule of the Annual General Meeting of Shareholders for 2004

  Date: February 24, 2004
- **Stock Exchange of Thailand Filing, SH 019/2004**

  Subject: Submission of Financial Statement for 2003

  Date: February 24, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299 5196 www.shincorp.com

Summary Translation Letter
To the Stock Exchange of Thailand
February 24, 2004

SH 018/2004

February 24, 2004

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2004 regarding on issuance of the Employee Stock Option Plan (ESOP) Grant III, Dividend Payment and schedule of the Annual General Meeting of Shareholders for 2004.

To: The President
The Stock Exchange of Thailand

Enclosures : 1. Details of the Employee Stock Option Plan Grant III
2. Capital Increase Form
3. Audit committee Report on Members and Scope of Duties (F24-3)

The Board of Directors of Shin Corporation Public Company Limited (the Company) has resolved in the meeting No. 2/2004 held on February 24, 2004 at 3.00 p.m. at the Board Room, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 1/2004 held on January 29, 2004.

2. Approved the balance sheet, the income statements and the cash flow statements for 2003 ended December 31, 2003.

3. Approved an amendment of the Audit Committee Charter with additional of clause 2.5, 2.8 and 2.14, (as the details are shown in From F24-3) in order to be in line with good corporate governance policy and international standard.

4. Approved the appointment of four auditors of PricewaterhouseCoopers ABAS Limited as the Company's auditors for 2004 as follow:

Mr. Prasan Chuaphanich	CPA. No.3051
Ms. Nangnoi Charoenthaveesub	CPA. No. 3044
Mrs. Suwannee Bhuripanyo	CPA. No. 3371
Mr. Prasit Yuengsrikul	CPA. No. 4174

Any of these auditors will be responsible for auditing, giving comments and signature on the Company's financial statements. The auditors' remuneration, including quaterly and annual, is up to Baht 2.31 million.

5. Approved the entry into a lease agreement of its subsidiary company, which is a connected transaction. The details are as follows :

Date of transaction	:	within February - May 2004
Parties involved	:	Lessee : Capital OK Company Limited (OK), held 60 percent by the Company Lessor : SC Asset Corporation Public Company Limited (SC)
Relation between the parties	:	Shinawatra family is a major shareholder both in the Lessee and Lessor. Shinawatra family holds 47.24 percent of Company's shares (As at the closure of Share register book on August 25, 2003) and holds 61.01 percent of SC's shares (As at the closure of Share register book on November 10, 2003)

General characteristics of the transaction	:	OK and SC will enter into the lease agreement of Shinawatra Tower 3, at 1010 Vibhavadi-Rangsit Road, Lardyao, Chatuchak, Bangkok. The duration of the agreement is effective from 2004 to 2007, totaling 3 years.
Value of transaction	:	An agreement of value approximately Baht 37.40 million
Payment condition	:	OK shall pay deposit at the amount of Baht 3.43 million, pay the rental fee by monthly payment
The basis used of valuation	:	The value of transaction in calculated as a commercial arms' length.
Connected transaction and its conditions	:	This transaction is considered to be a connected transaction of listed company prescribed in the Notification of the Stock Exchange of Thailand (SET) regarding rules, procedures and disclosure of connected transactions of listed company. The size of transaction is over 0.03 percent but less than 3.00 percent of net tangible assets of the Company, thus the transaction is required to approve by the Company's Board of Directors, and report the transaction to the SET.
Opinion of the Board of Directors and the Audit committee	:	To recommend an approval of the transaction of the lease agreement between OK and SC, which is a connected transaction of Listed Company, because this transaction can be compared with the market rate and as a commercial arms' length.

The interested directors did not both attain and vote in the meeting.

6. Approved the distribution of dividends to the Company's shareholders from the net profit between July 1, 2003 and December 31, 2003, at Baht 0.90 per share, totaling Baht 2,650.79 million. The share register book to determine the right of shareholders to receive the dividends will be closed on April 5, 2004, at 12.00 noon and the date of dividends distribution will be on May 21, 2004.

   The Company's dividends payment of the entire year 2003 (including the interim dividend payment paid from the operating results in the first haft of 2003 at Baht 0.75 per share) is accounted to be Baht 1.65 per share, or totaling approximately Baht 4,853.78 million.

7. Approved the appointment of directors replacing those retired by rotation and the determination of the authorized signatories of the Company, and the directors' remuneration for the fiscal year 2004. The details are as follows:

   8. The rotated directors:
      - Mr. Boonklee Plangsiri
      - Mr. Niwatthamrong Boonsongpaisan
      - Mr. Arak Chonlatanon
      - Ms. Chua Sock Koong

   9. The retiring directors are re-appointed are as follows:
      - Mr. Boonklee Plangsiri
      - Mr. Niwatthamrong Boonsongpaisan
      - Mr. Arak Chonlatanon
      - Ms. Chua Sock Koong

10. The members of the Board of Directors will be as follows:

- Mr. Bhanapot Damapong	Chairman of the Board of Directors
- Mr. Olarn Chaipravat (Ph.D.)	Vice Chairman of the Board of directors and Chairman of the Audit Committee
- Mr. Boonklee Plangsiri	Director
- Mr. Niwathamrong Boonsongpaisan	Director
- Mrs.Siripen Sitasuwan	Director
- Mr. Arak Chonlatanon	Director
- Ms. Chua Sock Koong	Director
- Mr. Vithit Leenutaphong	Audit Committee
- Dr. Virach Aphimettetamrong (Ph.D.)	Audit Committee

7.4The authorized signatories are as follows:
"Mr. Bhanapot Damapong, Mr. Boonklee Plangsiri, Mr. Arak Chonlatanon and Mrs. Siripen Sitasuwan any two of these four directors jointly sign with the Company's seal affixed."

7.5 The directors' remuneration for 2004 approved by the Remuneration Committee is up to Baht 10,000,000. The remuneration for 2004 will be proposed to the Annual General Meeting of shareholders 2004 for further approval.

8 Approved the issuance and offering of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant III).

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors, employees, and advisors of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The Company has issued and offered ESOP for the first and the second issuances in 2002 and 2003 respectively.

For the third issuance (Grant III), the Board of Directors has resolved to approve the issuance and offering of warrants of 13,660,200 units to directors, employees and advisors of the Company, equivalent to 0.46 percent of the total paid-up capital of the Company, to reserve for the exercise of the warrants. The detail of the terms and conditions is shown in **Attachment 1.**

The Executive Committee or the designated person(s) by the Board of Directors are authorized to consider and prescribe other details relevant to the issuance of the warrants, including to seek approvals from the relevant authorities and perform any other necessary actions related to the issuance of the warrants.

9 Approved the allocation of 13,660,200 new ordinary shares, at the par value of Baht 1 each, from the remaining 901,916,300 shares which allocated to Private Placement, to reserve for the exercise of warrants under the ESOP Grant III.
Other related details and conditions as well as taking necessary and appropriated actions in connection with the allocation of such new ordinary shares under the ESOP Grant III, including the listing of such new ordinary shares on the Stock Exchange of Thailand will be determined at the discretion of the Executive Committee or designated person(s) by the Board of Directors. **(Attachment 2)**

10 Approved, with consent from the Remuneration Committee, the allocation of warrants to the Company's directors, employees and advisors who are eligible for the warrants exceeding 5% of the total ESOP Grant III. These directors, employees and advisors are:

Name	**Number of Allocated Warrants**	**Percent of Total Warrants**
1. Mr. Boonklee Plangsiri	7,083,700	51.86
2. Mr. Somprasong Boonyachai	976,000	7.14
3. Mr. Dumrong Kasemset (Ph.D.)	976,000	7.14
4. Mr. Niwatthamrong Boonsongpaisan	764,200	5.59
5. Mrs. Siripen Sitasuwan	763,400	5.59

11 Approved the holding of the Annual General Meeting of Shareholders on April 23 , 2004 at 14.00 a.m. at the Auditorium Room, 19th Floor, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai Subdistrict, Payathai District, Bangkok. The agendas to be considered and approved in the meeting are as follows;

Agenda 1 Matters to be informed;

Agenda 2 To consider and certify the Minutes of the Annual General Meeting of Shareholders for 2003, held on April 29, 2003 ;

Agenda 3 To consider and certify the Board of Directors' report on the Company operating results for 2003;

Agenda 4 To consider and approve the Company's balance sheet, statement of income and statement of cash flow for 2003, ended December 31, 2003;

Agenda 5 To consider and approve the appropriation of the net profit of the Company for 2003;

Agenda 6 To consider and approve the appointment of the Company's auditors and the auditors' remuneration for 2004;

Agenda 7 To consider and approve the election of directors replacing those retired by rotation, to determine the authorized signatories of the Company,

Agenda 8 To fix the directors' remuneration for 2004;

Agenda 9 To consider and approve the issuance and offering of warrants of 13,660,200 units to purchase the Company's ordinary shares to directors, employees and advisors of the Company (ESOP Grant III);

Agenda 10 To consider and approve the allocation of 13,660,200 new ordinary shares, at par value of Baht 1 each, in order to reserve for the exercise of warrants under the ESOP Grant III;

Agenda 11 To consider and approve the allocation of warrants to the Company's directors, employees and advisors who are eligible for the warrants exceeding 5 percent of the total ESOP Grant III, These directors, employees and advisors are as follows:

Name	Number of Allocated Warrants	Percent of Total Warrants
1. Mr. Boonklee Plangsiri	7,083,700	51.86
2. Mr. Somprasong Boonyachai	976,000	7.14
3. Mr. Dumrong Kasemset (Ph.D.)	976,000	7.14
4. Mr. Niwatthamrong Boonsongpaisan	764,200	5.59
5. Mrs. Siripen Sitasuwan	763,400	5.59

Agenda 12 To consider other matters (if any)

The Company will close the share register book to determine the shareholders who are eligible to attend and vote in the Annual General Meeting of Shareholders for 2004 from April 5, 2004 at 12.00 noon until the Annual General Meeting of Shareholder for 2004 is adjourned.

Shin Corporation Public Company Limited

Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors, employees and advisors of the Company (Employee Stock Option Plan – ESOP) Grant III

1. Objectives and necessities of offering securities to directors, employees and advisors of the Company

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors, employees, and advisors of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The warrant issuance and allocation each year are subject to approvals of the Board of Directors and Shareholders' meetings.

Grant I: The amount of warrants issued and offered in 2002 being 29,000,000 units, implying that 29,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.99 percent of the paid-up capital of the Company.
Grant II: The amount of warrants to be issued and offered in 2003 being 18,083,700 units, implying that 18,083,700 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.61 percent of the total paid-up capital of the Company.

The amount of warrants to be issued and offered in 2004 is 13,660,200 units, implying that 13,660,200 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.46 percent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Grant I, II, and III is equivalent to 2.06 percent of the total paid-up capital of the Company. Details of warrants particular to ESOP Grant III as set out below will be proposed to the shareholders' meeting. Meanwhile, the Company expects to use the proceeds from the exercise of rights pursuant to warrants as working capital.

2. Preliminary Details of Warrants in the Second Year Program

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as **"warrant"**)
Total Number of Warrants to be Offered	13,660,200 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the SEC.
Terms	Not exceeding 5 years from the issue and offer date.
Reserved Shares	13,660,200 shares (at the par value of Baht 1), or 0.46 of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors, employees and advisors and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share

Exercise Price: The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting.

Issuing and Offering Date: The Company's Executive Committee will determine the date of issuing and offering of warrants

Exercise Period: The Company's directors, employees and advisors could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year: Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights.

Second Year: Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights.

Third Year: Directors, employees and advisors are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares: -None-

3. Other Principle and Conditions for Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 9.00 a.m. and 4.00 p.m. within five business days prior to each exercise date,

except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 9.00 a.m. and 4.00 p.m. of the last business day of every month. **("Exercise Date")** except for the last exercise period the exercise date will be during five business days prior to the expired date.

3.3 Qualifications of Directors, Employees and Advisors Eligible for Warrant Allocation

3.3.1 Any director, employee or advisor of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director, employee or advisor who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors, employees and/or advisors of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors, Employees and Advisors of he Company

3.4.1 If any director or advisor of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or advisors, retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director, employee or advisor resign from the Company due to the Company's order of transfer, such director, employee or advisor are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director, employee or advisor is no longer a director, employee or advisor of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director, employee or advisor, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director or advisor resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director, employee and advisor shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director, employee and advisor resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director, employee or advisor is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors, employees or advisors of the Company do not exercise all or some of warrants and terms of warrants are expired, it is deemed that the directors, employees or advisors waive their rights on such un-exercised warrants. In this respect, such directors, employees or advisors shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors, Employees and Advisors

-None-

3.7 Right Adjustment The Company may reserve additional common shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase common shares, occur and cause the adjustment of the rights pursuant to warrants.

In the case of the rights adjustment of the ESOP that required more additional shares than the reserved shares, the company shall seek for approval from shareholders, in the next shareholder meeting. Should the warrants expire sooner than the next shareholder meeting, the company shall bring the matter to the shareholder meeting as soon as possible.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors, Employees and Advisors of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors, Employees and Advisors

The exercise price is determined as the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of shareholders' meeting, which closes to the market price, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors, employees and advisors will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors, employees and advisors start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case Warrants are Exercised by All Directors, Employees and Advisors as Calculated from the Presently Paid-up Capital:

Number of the total issued shares	=	2,945,321,800 shares (at a par value of Baht 1 each)
Number of all shares from warrant exercise	=	13,660,200 shares (at a par value of Baht 1 each)
Total number of shares after exercise of right	=	2,958,982,000 shares (at a par value of Baht 1 each)
Ratio of the existing shareholders after	=	99.54 exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors, Employees and Advisors at the Rate not Exceeding 5 of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares	=	2,945,321,800 shares (at a par value of Baht 1 each)
Number of reserved shares for the exercise of warrant shares to be allocated to directors, employees and advisors	=	13,660,200 shares (at a par value of Baht 1 each)
Ratio of reserved shares to total issued shares	=	0.46 of the total issued shares

4.3 The List of All Directors (of the Company and its subsidiaries) to Be Allocated Warrants and Employees and Advisors who are eligible to be allocated Warrants at the Rate Exceeding 5 of Warrant To Be Issued and Offered

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Mr. Boonklee Plangsiri Director and Chairman of the Executive Committee	7,083,700	51.86
2. Mr. Somprasong Boonyachai Vice Chairman of the Executive Committee - Human Resources	976,000	7.14
3. Dr. Dumrong Kasemset Vice Chairman of the Executive Committee - Portfolio Management	976,000	7.14
4. Mr. Niwat Boonsong Director and Vice Chairman of the Executive Committee - Corporate Public Relations	764,200	5.59
5. Mrs. Siripen Sitasuwan Director and Chief Financial Officer and President	763,400	5.59
6. Mr. Arak Chonlatanon Director and Vice Chairman of the Executive Committee - E-Business	679,300	4.97
7. Mr. Tanadit Charoenchan Vice President - Finance and Accounting of Shin Satellite Public Co., Ltd. (Director's subsidiary)	170,200	1.25

Note: The amount of warrants to be issued and offered will be 13,660,200 units.

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors, employees and advisors of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall to be approved by the Shareholders' Meeting with votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 of all votes of shareholders attending the meeting.

In case of issuance and offering warrants to any director, or employee at the rate exceeding five of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the Shareholders' Meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 of all votes of shareholders attending the meeting.

7. **<u>List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five of All Warrants</u>**

Name	Position	Number of Allocated Warrants (Units)	% of Total Allocated Warrants
1. Mr. Boonklee Plangsiri	Director and Chairman of the Executive Committee	7,083,700	51.86
The number of times attending the meetings and not attending the meetings of the director during the past year <u>Shin Corporation Public Company Limited</u> *No. of meetings 6 times Attending 6 times Not attending - times*			
2. Mr. Somprasong Boonyachai	Vice Chairman of the Executive Committee – Human Resources	976,000	7.14
3. Dr. Dumrong Kasemset	Vice Chairman of the Executive Committee - Portfolio Management	976,000	7.14
The number of times attending the meetings and not attending the meetings of the director during the past year <u>Shin Satellite Public Company Limited (a Subsidiary of the Company)</u> *No. of meetings 5 times Attending 5 times Not attending - times*			
4. Mr. Niwat Boonsong	Director and Vice Chairman of the Executive Committee - Corporate Public Relations	764,200	5.59
The number of times attending the meetings and not attending the meetings of the director during the past year <u>Shin Corporation Public Company Limited</u> *No. of meetings 6 times Attending 4 times Not attending 2 times*			
5. Mrs. Siripen Sitasuwan	Director and Chief Financial Officer and President	763,400	5.59
The number of times attending the meetings and not attending the meetings of the director during the past year <u>Shin Corporation Public Company Limited</u> *No. of meetings 6 times Attending 5 times Not attending 1 times*			

<u>Opinion of the Board of Directors and the Remuneration Committee</u>
Detail of Opinion of the Remuneration Committee for ESOP program as presented in the attachment.

The total amount of warrants to be issued and offered will be 13,660,200 units. Furthermore, the exercise price will be determined as the weighted average closing price of the Company's shares traded in the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. Such persons mentioned in Clause 7.1 - 7.5 will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

Employee Stock Ownership Program - SHIN CORPORATION PLC. : 2004

Attachment 1-1

1. Number of allocated warrants 13,660,200 Units

2. The lists of directors / employees / advisors who are allocated the warrants at the number of exceeding 5% of the total warrants.

No.	Name	Position	Started Working Date	No. of allocated warrants (units)	% of the total warrants	Contribution to the company
1	Mr. Boonklee Plangsiri	Chariman of the Group Executive Committee Chariman of the Executive Committee - SHIN Corporation Plc.	15/07/1993	7,083,700	51.86%	• Being the leader in creation of Shin Corporation Plc.'s vision and SHIN Group in order to maximize the interest of the shareholders. • Developing aggressive strategies to operate SHIN Group's businesses. • Being the top leader in monitoring and managing SHIN Group and developing competitiveness of SHIN Group's business.
2	Mr. Somprasong Boonyachai	Group Vice Chairman / Human Resources Chariman of the Executive Committee-Wireless Communications	10/02/1992	976,000	7.14%	• Being a co-leader in creation of SHIN Group's vision and developing SHIN Group's strategies in order to maximize the interest of the shareholders. • Being the top leader in monitoring the Wireless Communications Business of SHIN Group such as Advanced Info Service Plc., Advanced Contact Center Co.,Ltd. , Digital Phone Co.,Ltd. Advanced Data Network Communications Co.,Ltd. etc. • Being the top leader in monitoring human resources matters of SHIN Group.
3	Mr. Dumrong Kasemset (Ph.D.)	Group Vice Chairman / Portfolio Management Chariman of the Executive Committee-Satellite & International	08/07/1991	976,000	7.14%	• Being a co-leader in creation of SHIN Group's vision and developing SHIN Group's strategies in order to maximize the interest of the shareholders. • Being the top leader in monitoring the Satellite & International Investment Business of SHIN Group such as SHIN Satellite Plc., CS Loxinfo Plc. , SHIN Broadband Internet (Thailand) Co.,Ltd., Cambodia Shinawatra Co., Ltd, Lao Telecom Co.,Ltd. etc. • Being the top leader in monitoring portfolio management and investment relations of SHIN Group.
4	Mr. Niwattumrong Boonsongpaisan	Group Vice Chairman / Corporate Public Relations Chariman of the Executive Committee-Media and Advertising	01/02/1990	764,200	5.59%	• Being a co-leader in creation of SHIN Group's vision and developing SHIN Group's strategies in order to maximize the interest of the shareholders. • Being the top leader in monitoring the Media and Advertising Business of SHIN Group such as ITV Plc., SC Matchbox Co.,Ltd. etc. • Being the top leader in monitoring corporate image and public relations of SHIN Group.
5	Mrs. Siripen Sitasuwan	President - SHIN Corporation Public Company Limited Group Chief Financial Officer	02/09/1991	763,400	5.59%	• Being the top leader in monitoring financial and funding management of SHIN Corporation Plc. • Being a co-leader in creation of SHIN Group's vision and developing SHIN Group's strategies. • Being the top leader in monitoring financial management of SHIN Group.

09/02/2004

(Translation)

Capital Increase Report Form

Shin Corporation Public Company Limited

February 24, 2004

We, Shin Corporation Public Company Limited (the "**Company**"), hereby report on the resolution of the Board of Directors No. 2/2004, held on February 24, 2004 from 3.00 p.m. to 5.30 p.m. in respect of a share allotment as follows:

1. Capital increase

The Board of Directors has approved the allotment of 13,660,200 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 13,660,200, to reserve for the exercise of warrants, to be issued to the Company's directors, employees and advisors under ESOP Grant III.

2. Allotment of new shares

The Board of Directors has approved to allot 13,660,200 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 13,660,200, to reserve for the exercise of warrants, to be issued to the Company's directors, employees and advisors under ESOP Grant III. Such allotment will be proposed to the shareholders for consideration and approval, details as follows:

2.1 The details of the allotment

Allotted to	Number (shares)	Ratio (old : new)	Sale price per share (Baht)	Subscription and payment period	Note
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
To reserve for the exercise of the warrant issued to directors, employees and advisors (ESOP Grant III)	13,660,200	1:1	Exercise price is the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting.	-	-

Note The details of the ESOP are shown in **Attachment 1**.

Provided that, the Executive Committee or the designated person(s) by the Board of Directors are authorized to consider and prescribe other details relevant to the issuance of the warrants, including to seek approval from the relevant authorities and perform any other necessary actions related to the issuance of the warrants.

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unissued shares

The remaining shares after this allocation will be 1,702,256,100 shares, at the par value of Baht 1 each.

3. Schedule for Shareholders Meeting to approve the capital increase/ allotment

The Annual General Meeting of Shareholders for the year 2004 will be held on April 23, 2004, at 2.00 p.m. at the Auditorium Room, 19th Floor, No. 414 Shinnawatra Tower 1, Phaholyothin Road, Samsennai, Payathai, Bangkok 10400. The Company will close the shareholder register book to determine the shareholders who are eligible to attend and vote in the Annual General Meeting of Shareholders for the year 2004 from April 5, 2004 at 12.00 noon until the Annual General Meeting of Shareholder for the year 2004 is adjourned.

4. Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. Objectives of the capital increase and plans for utilizing proceeds received from the capital increase

The Company will use the proceeds from exercise of warrants as its working capital.

6. Benefit to the Company from the capital increase/ share allotment:

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

7. Benefit to the shareholders from the capital increase/share allotment:

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. Other details necessary for shareholders to approve the capital increase/share allotment:

-None-

9. Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:

Date	Actions
February 24, 2004	Board of Director's Meeting for resolution to issue warrants to the directors, employees and advisers of the Company as well as allotment of new shares for supporting the exercise of the warrants to purchase the ordinary shares.
February 24, 2004	Notify the Stock Exchange of Thailand of the resolution of the Board of Directors Meeting.
April 5, 2004	Close the shareholder register book for suspension of share transfer for the right to attend the Annual General Meeting of Shareholders for the year 2004
April 23, 2004	The holding of the Annual General Meeting of Shareholder for the year 2004
Within April 2004	Submit the Application for issuance and offer of the warrants and the registration statement and the draft of prospectus, to the Office of the Securities and Exchange Commission

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

Signed *-Signed-* authorized director
(Mr. Boonklee Plangsiri)
Director

Signed *-Signed-* authorized director
(Mr. Arak Cholthanon)
Director

F 24-3

-Translation-

Audit committee Report on Members and Scope of Duties

The Board of Directors of Shin Corporation Public Company Limited No. 2/2004 held on February 24, 2004 approved the additional of Charter of the Audit Committee.

To be effective, on February 25, 2004.

1. Name of members of the Audit Committee are as follows:

<table>
<tr><td>Chairman of the Audit Committee</td><td>Dr. Olarn Chaipravat</td><td rowspan="4">A member of the Audit Committee shall resume the post as long as the member of the Board of Directors.</td></tr>
<tr><td>Audit Committee</td><td>Dr. Virach Aphimeteetamrong</td></tr>
<tr><td>Audit Committee</td><td>Mr. Vithi Leenutapong</td></tr>
<tr><td>Audit Committee Secretary</td><td>Mr. Wichai Kittiwittayakul</td></tr>
</table>

2. The Audit Committee of the Company has power, duties and responsibilities as follows ;

2.1 To carry out the review of the Company's financial report to ensure that financial position of the Company are fairly presented and that they are prepared in accordance with generally accepted accounting principles.

2.2 To carry out the review of the adequacy and effectiveness of internal control system and Internal Auditing system.

2.3 To carry out the review to ensure compliance with Securities and Exchange Acts, regulations of the Stock Exchange of Thailand and any other relevant laws.

2.4 To consider, select and propose the appointment of the company's external auditor including the annual audit fees.

2.5 To consider and review connected transactions of the Company and its subsidiaries to be in line with the notifications and guidelines of the Stock Exchange of Thailand.

2.6 To carry the review to ensure consider compliance with the laws in connection with disclosure of related transactions or transactions that may lead to conflict-of-interests.

2.7 To review the adequacy and effectiveness of risk management system of the Company.

2.8 To consider and approve the appointment, rotation, termination, performance appraisal and reward of the head of internal audit department.

2.9 To review and give opinion on the internal audit plan and performance of Internal Audit Office and coordinate works with the company's external auditors.

2.10 To prepare an audit committee activities report which must be signed by the Chairman of the Audit Committee and disclose in the company's annual report.

2.11 To report the Audit Committee activities to the Board of directors at least 4 times a year.

2.12 In performing its duties, The Audit Committee shall have the power to invite members of the Management, officers and employees of the Company to give statements, to attend the meeting and to deliver necessary documents.

2.13 To engage consultants or independent persons to provide opinion or advice if necessary, in accordance with the Company's regulations.

2.14 To evaluate the scope of works and The Audit committee performance (Self Assessment) annually.

2.15 To carry out any other works designated by the Board of Directors and agreed to by the Audit Committee.

The Company hereby certifies that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand.

Signature............*-Signed-*...........................Director
(Mr. Boonklee Plangsiri)

Signature............*-Signed-*...........................Director
(Mr. Arak Chonlatanon)

Summary Translation Letter
To the Stock Exchange of Thailand
February 24, 2004

SH 019/2004

February 24, 2004

Subject : Submission of Financial Statements for 2003

To : The President
The Stock Exchange of Thailand

Enclosure : 1. A copy of the Financial Statements and auditor's report of 2003.
2. Report on Summarizing Operating Results a Listed Company (Form F45-3)
3. Management Discussion and Analysis 2003

The Board of Directors' Meeting of Shin Corporation Public Company Limited (the Company) No. 2/2004, held on February 24, 2004, at 3.00 p.m. approved the Balance Sheets, Profit and Loss Statements, and Cash Flow Statements of 2003 ended December 31, 2004. The Company would like to submit the financial statements of 2003 together with an explanation of the operating results.

The Company reported a net profit of 2003 of Baht 9,722.85 million, which increased Baht 4,441.42 million or 84.09% from Baht 5,281.43 million net profit of 2003, due to the main reasons as follows:

1. Other incomes of the Company increased by Baht 1,355.06 million or 377.89%, from Baht 358.58 million in 2002 to Baht 1,713.64 million in 2003, due to the provision for liabilities and charges of corporate guarantee of a former subsidiary amounting to Baht 1,549 million having been reversed to other income in 2003. The Company no longer has any obligations under the corporate guarantee.
2. The share of net results from subsidiaries, joint ventures, and associates increased by Baht 3,144.14 million, from Baht 5,080.68 million in 2002 to Baht 8,224.82 million in 2003. The details were as follows.

Companies	2003	2002	Percent of Change
Advanced Info Service Plc.	7,966	4,913	62
Shin Satellite Plc.	541	711	(24)
ITV Plc.	(448)	(555)	19
	166	12	1,283
Total	8,225	5,081	62

Reports on Summarizing Operating Results for a Listed Company
Shin Corporation Public Company Limited

Audited
Ending December 31
(In thousands)

	For 1 year	
	2002	**2003**
Net profit (loss)	5,281,433	9,722,849
EPS (Baht)	1.80	3.31

Type of Report

- [/] Unqualified Opinion
- [ ] Qualified Opinion
- [ ] Unable to reach any conclusion
- [ ] Adverse of Opinion

An emphasis of matters

- [ ] Yes
- [/] No

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET information Management System.

The Company hereby certifies that the information above is correct and complete. In addition, the Company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature..................*-Signed-*..............................
(Mr. Boonklee Plangsiri)
Director
Shin Corporation Public Company Limited

General Information

Operational analysis based on equity basis

SHIN is a holding company which mainly invested in telecommunications, satellite, TV broadcasting and media business. ADVANC, being its main principle investment (43.05% stake), is not accounted for a consolidation method but an equity method. For the analytical review purposes, SHIN analyses operational result and financial position separately in the Company only and each of the significant investments.

Being the leading company in Asia

In year 2003, SHIN group was selected to be the Asia's leading companies in Thailand from Far Eastern Economic Review magazine as ADVANC, SHIN and SATTEL ranking the second, the forth and the seventh, respectively. The results came from the survey of 2,800 people, from the executives and the companies in twelve countries all over Asia.

Upgrading by TRIS

Thai Rating and Information Service Company Limited (TRIS) upgraded SHIN and its debentures from A+ to AA-. The rating reflected the combined credit profile of its major associate and subsidiary companies, ADVANC and SATTEL, respectively. Also, the rating took SHIN's professional, experience, capable management team and strong financial flexibility into account.

Overview

Dividend for 2002 and 1H03

For the year ended 31 December 2003, SHIN recompensed its shareholder by paying annual dividend and interim dividend to its shareholders by using dividend from its subsidiaries and associate particularly from ADVANC. Internal reserves are effectively appropriated for a certain portion of the sinking fund (for debenture plus interest repayment which is due in 2007) and strategic investments. Detail of dividend as follows:

Unit: Baht million

Source	For period	Baht / share	Amount
Dividend received			
Annual dividend			
• ADVANC	2002	1.55	1,959
• Others	2002		155
Interim dividend			
• ADVANC	1H03	2.00	2,527
Total dividend received			**4,641**
Dividend paid			
Annual dividend	2002	0.50	1,467
Interim dividend	1H03	0.75	2,202
Total dividend paid			**3,669**
Net dividend received			**972**

During the year 2003, SHIN invested partly of its internal reserve in two high capability and fast-growing businesses with the experience and expert partners as follow:

Low Fare Airline business

Invested in Airline Business

Thai Air Asia Company Limited "TAA" is a joint venture between SHIN and AA International Ltd. SHIN holds 50% in TAA's registered capital of Baht 400 million. TAA operates low fare airline business in Thailand under the name of "Airasia Airline"

Consumer Finance business

Invested in Consumer Finance Business

Capital OK Company Limited "OK" is a joint venture between SHIN and DBS Bank LTD. SHIN holds 60% in OK's registered capital of Baht 1,000 million. This is to expand its business to consumer finance such as providing unsecured personal loans, credit facilities, hire-purchase loans and other consumer finance loans under the name of "OK".

Releasing of corporate guarantee to third party

SHIN successfully negotiated the release of corporate guarantee to a former subsidiary with a third party. The final settlement was agreed in the amount of USD 3.1 million or approximately Baht 130 million. The remaining provision balance for liabilities and charges in the amount of Baht 1,549 million was reversed and written back to "other income" line item in the income statement.

Recording gain on dilution from ADVANC and ITV in 3Q03

As a result of the exercise of warrant of ADVANC and ITV, SHIN' s ownership of ADVANC diluted from 43.09% to 43.05% and of ITV diluted from 55.53% to 53.22%. SHIN realised gains on dilution of its ownership in ADVANC and ITV in the amount of Baht 32.57 million and Baht 42.76 million, respectively. The dilution gain resulted from the exercised price of warrants of ADVANC and ITV at a price per share in excess of SHIN' s carrying value per share.

New partners in ITV

Mr. Tripop Limpapath and Kantana Group agreed to invest in ITV at 10% each. Both will acquire 150 million new capital shares each at the offering price of Baht 10 each, in the total amount of Baht 3,000 million. This acquiring of new issued capital shares is in the process. Such investment will strengthen ITV's business in order to extend its business in the future. Consequently, the increased in share capital will improve financial status of ITV.

Dispose investment in TMC to CSL

The extraordinary shareholders' meeting of CS Lixinfo Public Company Limited (CSL), a subsidiary of SATTEL, and the extraordinary shareholders' meeting of SATTEL on 6 January 2003 and 23 February 2003, respectively, had a resolution to acquire 38.25% of Teleinfo Media Company Limited from SHIN in the amount of Baht 306 million.

Value of investment increased in the amount of Baht 5,163 million

At 31 December 2003, the value of investment in subsidiaries, joint ventures, and associates (as per Equity Method) increased by Baht 5,163 million (net of dividend received of Baht 4,641 million) to Baht 34,109 million from Baht 28,946 million at year ended 31 December 2002. The main values added to the share of net results are from ADVANC, the cellular provider. And also, the new investment in TAA and Capital OK in the amount of Baht 201 million and Baht 600 million, respectively.

Table 1: Investment value

Unit: Baht million

	Investment portion (%)		Investment value			
	31 Dec 2003	31 Dec 2002	31 Dec 2003	%	31 Dec 2002	%
ADVANC	43.05	43.09	26,249	*76.9*	22,736	*78.5*
SATTEL	51.53	51.53	4,377	*12.8*	3,128	*10.8*
ITV	53.22	55.53	2,107	*6.2*	2,513	*8.7*
Others			1,336	*4.1*	569	*2.0*
Total investment value			34,099	*100.0*	28,946	*100.0*

Table 2: Share of Net Result

Unit: Baht million

	For the year ended				
	31 December 2003		31 December 2002		
	% Held	Share of et profit (loss)	% Held	Share of et profit (loss)	% inc (dec.)
ADVANC	43.05	7,966	43.09	4,913	*62*
SATTEL	51.53	541	51.53	711	*(24)*
ITV	53.22	(448)	55.53	(555)	*19*
OTHERS		166		12	*1,283*
Total		8,225		5,081	*62*

Business Summary

Wireless Communications Business

Total subscribers up 24% from last year

As at 31 December 2003, ADVANC and its subsidiaries retained a total of 13,239,200 mobile phone subscribers, comprising of 2,115,400 for the postpaid GSM Advance and GSM 1800, and 11,123,800 for the prepaid 1-2-Call!, programs. The subscriber base grew 2,576,700, or 24.2%, from which as at 31 December 2002.

Satellite and International Business

Satellite Communication and Related Business

Focus on iPSTAR's first generation service and additional gateway to replace Thaicom

For the year 2003, SATTEL has been focusing in providing iPSTAR first generation service both in domestic and foreign market e.g. in Myanmar, Taiwan, Cambodia and Laos PDR. Also, SATTEL had installed two additional iPSTAR first generation gateways in Australia and India. This is to compensate to the decreased of revenue from ThaiCom 3 as a result of the power supply system failure. The construction of iPSTAR is on schedule since 93% of the major units had been completed.

Internet Business

Internet business still growing

Internet business continues to grow due to the success of merger between CS Loxinfo Public Company Limited (formerly: C.S. Communications Company Limited) and Loxley Information Services reinforces efficient Internet Service Provider (ISP) in the country. During the year 2003, Cambodia Shinawatra (Camshin) started its first service of internet in Cambodia under the brand name "Camnet". Also, the existing internet service in Laos PDR was growing well. The development of telecommunications systems in both Laos PDR and Cambodia will eventually boost up the internet demand in the future.

Media and Advertising Business

ITV's programs restructuring help reduce costs and expand viewers' base

During the year 2003, ITV has restructured program schedule during the prime time aiming to create variety and serve the target group in each period as well as to expand the audience base nationwide. The co-operation between ITV and major program producers help reduce the cost since the program producers bore all production costs. Revenue from advertising is shared between the program producers and ITV based on time-sharing basis.

Report on the award of the arbitration panel relating to the Concession Agreement of ITV

The arbitration panel issued its award dated 30 January 2004 of the award and ITV was notified which could be summarised as follows:

- The Prime Minister's Office shall pay compensation to ITV in the amount of Baht 20 million and return paid of the minimum guarantee paid by ITV subject to condition during this arbitration proceeding amount of Baht 570 million
- The concession fee to be paid under the Concession Agreement shall be reduced to Baht 230 million per year or 6.5% of gross revenue, whichever is higher as from 3 July 2002;
- ITV may broadcast its television programs during the prime time by broadcasting news, documentaries and social benefits program not less than 50 % of the total airtime.

Operating Results

Table 3: SHIN' s selected financial information (the Company only)

Unit: Baht million

	For the year ended		
	2003	**2002**	***% inc (dec.)***
Net profit	9,722	5,281	84.1%
Other income	1,714	358	378.8%
Share of net result	8,225	5,081	61.9%
EPS (Baht)	3.31	1.80	84.1%

In 2003, SHIN's net profit 84.1% increased from Baht 5,281 million in 2002 to Baht 9,722 million. This is mainly due to

Other Income

Other income in 2003 increased 378.8% from Baht 358 million in 2002 to Baht 1,714 million in YE03. This increased was mainly from a non recurring income from the reversal of provision on liabilities and charges for the loan guarantee in the amount of Baht 1,549 million which SHIN no longer has any obligations.

Share of Net Results from investments

The share of net results from subsidiaries, joint ventures, and associates of 2003 increased 61.9% from Baht 5,081 million in 2002 to Baht 8,225 million in 2003. The main reasons were as follow:

ADVANC is the major contribution

ADVANC: The share of net profit from ADVANC 62.1% increased from Baht 4,913 million in 2002 to Baht 7,966 million in 2003. These increased were primarily driven by the growth in ADVANC's net profit in correspond to subscribers increased, specifically in prepaid 1-2-Call!, despite of the bad debt reduction. (See more detail in MD&A of ADVANC page 6-8)

SATTEL: The share of net profit from SATTEL 23.9% dropped from Baht 711 million in 2002 to Baht 541 million in 2003, due to the income tax of 2003 has substantially increased due to the end of its losses carried forward in 2002. (See more details in MD&A of SATTEL page 8-10)

ITV: In 2003, the share of net loss from ITV was Baht 448 million improved 19.3% from a loss of Baht 555 million in 2002, as a result of revenue increased since ITV gains market share at 14% increased from 12% in 2002. (See more details in MD&A of ITV page 10-11)

Financial Position

Equity base still strong

SHIN' s net assets (net of liabilities) or shareholders' equity increased by Baht 5,999 million, from Baht 26,691 million in 2002 to Baht 32,690 million in 2003. This was primarily from the net increasing in value of investments in the amount of Baht 5,153 million (net of dividend received of Baht 4,641 million), of which mainly increased from share of net results of ADVANC. Furthermore, it was resulted from releasing the provision for loan guarantee in the amount of Baht 1,725 million.

Cash Flow

SHIN had cash inflow from operating activities in the amount of Baht 101 million during 2003, increased Baht 63 million from 2002. This increased was mainly due to a last receipt from an account receivable of telecom project in the amount of Baht 198 million and paid debt in the name of former subsidiary in the amount of Baht 130 million.

SHIN had cash inflow from investing activities in the amount of Baht 4,251 million from major activities as follow:

- Proceed from dividend received from subsidiaries and an associate of Baht 4,641 million.
- Received from loan and advances to related company of Baht 1,676 million.

- Cash paid to acquire ordinary shares of SATTEL from Merry in the amount of Baht 1,544 million.
- Invested in Thai Air Asia Company Limited in the amount of Baht 201 million
- Invested in Capital OK Company Limited in the amount of Baht 600 million
- Received from short term investment due Baht 298 million

SHIN had cash outflow from financing in the amount of Baht 3,929 million mainly from

- Dividend paid to its shareholders of Baht 3,669 million
- Bought back partial of its debenture of Baht 310 million

Capital Structure and Liquidity

Liquidity ratio and D/E ratio improve significantly

SHIN's liquidity ratio rose to 4.90x at 31 December 2003, from 1.44x at 31 December 2002, due to the releasing the provision of loan guarantee in the amount of Baht 1,725 million.

The debt to equity ratio improved to 0.10x at 31 December 2003, from 0.19x at 31 December 2002 as a result of the growth in equity which was generated from operating results and the releasing the provision of loan guarantee.

Advance Info Public Company Limited and Subsidiaries

Overview of ADVANC

Net Profit rose 62% compared to 2002 due to the growth of subscriber and usage

In 2003, ADVANC and its subsidiaries retained a total of 13,239,200 mobile phone subscribers increased 2,576,700 mobile phone subscribers or 24.2% from what in 2002, comprising of 2,115,400 for the postpaid GSM Advance and GSM 1800, and 11,123,800 for the prepaid 1-2-Call!.

ADVANC continued various marketing activities to enhance customer care for GSM Advance and 1-2-Call! subscribers in order to foster customer loyalty.

Despite of the continually growth of the market and the prepaid 1-2-Call!, the customer base gradually grew from the previous year. Moreover, the lower bad debt expense was also resulted in net profit of Baht 18,529 million or 62.0% increased from the previous year.

Revenue

Total revenue of ADVANC for the 2003 was Baht 89,492 million increased 11.5% from 2002 as a result of:

- Revenue from services and equipment rentals

Higher usage resulted in mobile service revenue growth

Revenue from services and equipment rentals increased 21.0% from the previous year due to the increased in subscriber base especially in 1-2-Call! Moreover, the Average Revenue Per User (ARPU) of GSM Advance and 1-2-Call! was Baht 1,187 and Baht 341, respectively, increased from what was in 2002. This was due to the sale promotion which offered options and price plan clearly to customer lifestyle.

- Revenue from sales

Sales decrease due to lower volume sales

Revenue from sales fell 18.5% to Baht 15,742 million decreased Baht 3,584 million compare to that in 2002 as a result of the decreased in both sale volume and selling price.

Cost

Total cost was Baht 49,419 million, or 10.2% increased from 2003 as a result of:

- Cost of services and equipment rentals

Cost of services and equipment rentals increased as a result from additional of assets under concession

The cost of services and equipment rentals was Baht 19,352 million, which increased Baht 4,840 million or 33.4% from 2002. The increment was principally due to higher network amortization resulting from mobile service network expansion. During 2003, ADVANC changed useful life of Intelligence Network (IN) from 5 years to 3 years and write-off network spare parts due to technology obsolescence.

- Concession fees and excise taxes

Concession fees and excise taxes increased by 16.2% from 2002. The increased in concession fee and excise tax was in-line with the rise in revenue from mobile services.

- Cost of Sales

Cost of sales decreased 18.1% due to the sale amount decreased.

Selling and Administrative expenses

Dramatically dropped in bad debt expense

Total selling and administrative expenses decreased Baht 1,482 million or 10.7%. The decreased mainly resulted from decreased in bad debt expense due to the strengthen collection performance.

Financial Position of ADVANC

Assets

Total assets slightly reduced from previous year

As of 2003, total assets were Baht 124,949 million, which decreased 0.9% from 2002. Most asset categories decreased, except for plant, property and equipment that ADVANC had more investment in Prepaid Billing System IN in order to response to 1-2-Call! customer.

Liabilities

Total liabilities decreased resulting from repayment of LT-debentures and loans

Total liabilities was Baht 65,323 million, which decreased by Baht 9,521 million, or 12.7%, mainly a result of long term debenture and loans payments in the amount of Baht 7,050 million and Baht 5,976 million, respectively. The total amount of repayment was Baht 13,026 million while additional loans from its subsidiaries were Baht 3,943 million.

Shareholders' Equities

AIS paid Bt10,410 million dividend

As of 2003, total equity was Baht 59,626 million increased by Baht 8,385 million from 2002 mainly from net profit increased by Baht 18,529 million while paid the dividend in the total amount of Baht 10,410 million.

Liquidity

For the year 2003, ADVANC recorded a positive cash flow of Baht 40,437 million from operating activities. The improvement in net cash flow from operating activities primarily resulted from an increase in operating revenues. ADVANC had a net cash payment from investing activities of Baht 16,425 million, dropped from Baht 20,321 million in 2002, caused by higher investment in asset under concessions. ADVANC's net cash payment from financing activities of Baht 19,419 million was mainly due to repayments of long term debentures and borrowings and dividend payments. Thus, the cash and cash equivalents increased by Baht 4,568 million in 2003.

Shin Satellite Public Company Limited and Subsidiaries

Overview of SATTEL

In 2003, SATTEL had been focusing in providing first generation of iPSTAR service both in domestic and foriengn market. Also in this year, SATTEL has installed two additional iPSTAR first generation gateways in Australia and India. This is to introduce iPSTAR technology to the markets prior to the launch of iPSTAR satellite in 2004. SATTEL owns technology through its subsidiary in the USA, Spacecode LLC, to ensure the continuing of development of satellite technology. With regard to iPSTAR-1 satellite, the construction is on progress and schedule. The percentage of delivered major units complete is approximately 93%.

SATTEL had entered into the agreement of bandwidth iPSTAR Satellite with Software Technology Park of India (STPI) in order to serve broadband application in variety e.g. high speed internet for business group and individual, Rural telephony, E-government and E-education. SATTEL had a purchase agreement with Broadband pacenet (India) Company Limited for inter link with high speed internet cover the whole country of India. Such progress is a major success of iPSTAR in India.

Furthermore, SATTEL established iPSTAR Australia PTY Company Limited and iPSTAR New Zealand Company Limited to operate iPSTAR in Australia and New Zealand which are significant markets for usage of high speed internet.

Internet business

Merging between CS Loxinfo and Loxinfo and Camshin started providing Internet service

In 2003, CS Loxinfo Public Company Limited completely merged its Internet business with Loxley Information Services Co. Ltd. (Loxserve), an internet service provider under "LoxInfo Internet" After merger, CS Loxinfo becomes a leading ISP that is able to provide wide range of the high quality Internet service cover throughout the country and is able to reduce its international leased line cost and telephone lines used in upcountry, substantially. As a result, CS Loxinfo had a meaningful growth in profit after merger and deserve 40% revenue market share. After the completion of the merger, SATTEL ultimately holds 50.02% in CS Loxinfo.

In 2003, Cambodia Shinwatra (Camshin) has started to provide Internet service in Cambodia under the brand "Camnet".

Telephone business

LTC declared dividend Baht 4 million

Lao PDR's government has approved the new tariff rate fixed in US Dollar. New tariff will be effective in November 2003 and will help to reduce the effect to revenue from the change in foreign exchange rate. Lao Comunications Company Limited (LTC) approved to pay dividend for the year 2003 in the amount of USD 4 million, increased from USD 3.5 million in the year 2002 due to the growth of net operation.

In 2003, SATTEL has accounted the investment in LTC as an investment in a joint venture company instead of an equity basis since SATTEL is in joint control as described in the joint venture agreement.

Consolidated Operating Results

SATTEL's net profit decreased Baht 330 million or 23.4% from Baht 1,411 million in 2002 to Baht 1,080 million in 2003 as a result from:

Revenues from sales and services

Revenue from sales and services increased 16.2%

Sales and services income increased Baht 808 million or 16.2% from Baht 4,997 million in 2002 to Baht 5,805 million in 2003. This was as a result of soaring revenue from Internet services by Baht 727 million or 155.7%. Mainly, the merging of its internet business and Loxserve, and the growing of internet business in Thailand resulted in such increased. Nevertheless, the internet business revenue in Cambodia and Laos PDR grew Baht 666 million or 99.0% as the affect of proportionate consolidation accounting of LTC, despite a reduction of Baht 586 million or 15.2% in revenue from transponder services. This was because of the strong Thai Baht and ending of transponder contract with Department of Space (DOS).

Cost of Sales and Services

Cost of sales and services increased 21.7%

Cost of sales and service of SATTEL increased Baht 627 million or 21.7% from Baht 2,885 million in 2002 to Baht 3,512 million in 2003. This was mainly due to the recognition of costs from Loxserve after merger. Proportionate consolidation of 49% of cost of LTC in this year was another reason for an increase in SATTEL's cost associated with telephone network business. Camshin's cost of sales and services also increased as a result of the expansion of its telephone network.

Selling and Administrative Expenses

Selling and Administrative expenses increased 30.9%

Selling and administrative expenses of SATTEL increased Baht 266 million or 30.9% from Baht 861 million in 2002 to Baht 1,127 million in 2003. The merging with Loxserve and the selling and administrative expenses of LTC in the aspact of joint verture were reasons of such increased.

Income Tax

Income tax of SATTEL increased by Baht 282 million from Baht 31 million in 2002 to Baht 313 million in 2003 as a result from the end of its losses carried forward in 2002.

Financial Position

At the end of December 2003, SATTEL had total assets of Baht 25,116 million, an increase of Baht 4,809 million or 23.7% from the end of 2002. This increase was mainly accounted for the investment in the iPSTAR project and also included the assets of Loxinfo and a proportionate consolidation of LTC's assets.

At the end of 2003, SATTEL had a current ratio of 0.60x, increased from 0.43x at the end of 2002 due to decreased in short term loan as a result from refinance by long term loan.

SATTEL's cash flow from operations in 2003 was Baht 1,859 million increased by 18.2% from last year ,net cash flow used for investing activities was Baht 6,165 million and net cash flow from financing was Baht 4,523 million. The majority of

capital expenditure as well as the additional borrowing in this period were accounted for by the iPSTAR project.

SATTEL's total debt at the end of 2003 was Baht 15,005 million, increased from Baht 10,773 million at the end of 2002. Debt to equity ratio at the end of 2003 was 1.78x up from 1.50x at the end of last year.

ITV Public Company Limited

Overview of ITV

Program restructures to extend viewers base

ITV had restructured programs during primetime in order to create variety and serve the target group in each period as well as to expand the audience base nationwide. To do so, ITV cancelled the unprofitable programs and rented out airtime in those periods to outside program producers, this has resulted in higher rental revenue 2003. The co-operation between ITV and major program producers help reduce the cost since program producers have borne all production costs. Revenue from advertising was shared between the program producers and ITV based on time-sharing basis.

Net loss declined

ITV's net loss was Baht 660 million decreased 14.2% from the previous year as a result of

Growth of revenue was higher than industry's growth

Revenues

Total revenue in 2003 was Baht 1,701 million or increased by 15.9% from 2002, which was higher than 13.2% of advertising industry ITV also gains higher market share from 12% in 2002 to 14% in 2003.

Cost of Services

Cost increased from program restructuring and additional event

ITV's cost of service was Baht 1,085 million, increased 5.8% from the 2002. This is mainly due to:

- ITV started to use Helicopter in daily news report in order to improve the efficiency of news. Moreover, there was an additional cost from news screen renovation.
- ITV has added more broadcasting time for Thai Drama and developed content quality in order to serve demand of audiences.
- Marketing events cost increased corresponding to an increase in number of events in 2003, these included big events such as Miss Thailand Contest, TOT Anti Drug Concert and Bangkok Countdown.

Selling and Administrative Expenses

Selling and Administrative expenses decreased

Selling and administrative expenses was Baht 368 million, decreased by 4.0% from 2002 according to the efficiency of cost control.

Concession Expense

The concession fee increased by Baht 100 million in 2003, as stipulated in the concession agreement.

Financial Position

Liquidity

Declining in current ratio cause from additional loan to pay concession

- Current ratio

  At the end of 2003, ITV had a current ratio of 0.70x, decreased from 1.24x at the end of 2002. This was due to the short-term loan for the payment of concession.

- Cash Flow

  In 2003, ITV had cash flow Baht 250 million from the exercise of warrants of the warrant holders, and Baht 300 million from short-term loan, which used for repayment partial of long term loan and concession fee.

Sources of funds

- Capital Structure

  ITV had debt to equity ratio of 1.25x, went up from 0.81x at the end of 2002, such increase was due to an increase in net borrowings for concession payment, at the time that total equity decreased from the loss operation.

- Shareholders' Equity

Increase in paid-up capital from exercised warrants

  At the end of 2003, ITV's shareholders' equity was Baht 1,417 million, a decrease of 22.5% from the end of 2002. This was due to the loss from operation of Baht 660 million and an increase in paid-up capital by Baht 250 million from the exercise of warrants of the warrant holders. ITV's issued and paid up capital increased from Baht 5,750 million at the end of 2002 to Baht 6,000 million at the end of 2003.